FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

Company Number at the Commercial Registry (NIRE) 35.300.089.901

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

ON MARCH 14, 2011

1.            DATE, TIME AND PLACE: On the fourteenth days of March, at 11 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo.

2.            CALL NOTICE: A call notice was published in the “Diário Oficial do Estado de São Paulo”, “Caderno Empresarial”, on February 24, 25 and 26, 2011, pages 58, 38 and 76, respectively, and in the Valor Economico on February 24, 25 and 28, 2011, pages B12, C3 and C10, respectively.

3.            QUORUM: Shareholders representing over two-thirds of voting stock, in accordance with the signatures found in the respective Shareholder’s Attendance Book, and thus it was evidenced that there was a legal quorum in order to hold the Meeting.

4.            THE PRESIDING BOARD: Chairman: Enéas César Pestana Neto, in the absence of the Chairman of the Board of Directors of the Company, in accordance with the Article 9 of the Company’s Bylaws, Secretary: André Rizk.

5.            AGENDA: To approve the acquisition, by Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), subsidiary of the Company, of 250,001,000 common shares class “a” issued by Sendas Distribuidora S.A. (“Sendas Distribuidora”) held by Sendas S.A.

6.            SUMMARY OF RESOLUTIONS: The General Meeting, resolved by unanimous vote, approved the acquisition, by Barcelona, of two hundred and fifty million and one thousand (250,001,000) common share class “a” issued by Sendas Distribuidora and held by Sendas S.A. The total price of said operation is three hundred seventy-seven million Brazilian Reals (R$ 377,000,000.00). The payment of the value above shall be made in 7 (seven) installments, being the first installment of fifty-nine million Brazilian Reals (R$ 59,000,000.00) due on the closing date, and more 6 (six) annual installments of fifty-three million Brazilian Reals (R$ 53,000,000.00), due on July 1, 2011 and 2016. The value of the fourth (4th) at seventh (7th) installments shall be updated by IPCA since 01/07/2010.

6.1.         Concluded the operation above, the Shareholder’s Agreement of Sendas Disitribuidora shall be expired.

7.            DOCUMENTS FILED: (a) Call Notice; and (b) Proposal of the Boards of Directors (Annex 19 of Instruction CVM 481/09).

8.            ADJOURNEMENT: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up in the summary format, which, after being read, approved and found in compliance, were signed by all attending shareholders. São Paulo, March 14, 2011. Signature: Enéas César Pestana Neto – Chairman; André Rizk – Secretary.

Attending Shareholders: Wilkes Participações S.A., itself and in the capacity of user holder of voting rights of Sudaco Participações Ltda., Casino Guichard Perrachon, Abílio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila, (represented by Marise Rieger Salzano and Juan Javier Bordaberry Herran); Fundo Fator Sinergia III – Fundo de Investimento em Ações (p.p. Marco Ferreira Orlandi); Clube de Investimento Escalada (p.p. Marco Ferreira Orlandi); Fator Celpos Calhetas Fundo de Investimento em Ações (p.p. Marco Ferreira Orlandi) ; Fundo de Investimento Fator Ações Institucional (p.p. Marco Ferreira Orlandi); Fundo Fator Sinergia IV – Fundo de Investimento em Ações (p.p. Marco Ferreira Orlandi); Fator Prisma Fundo de Investimento em Ações (p.p. Marco Ferreira Orlandi); Fundo de Investimento Fator Previdência Composto 20 Multimercado (p.p. Marco Ferreira Orlandi); Fundo de Investimento Fator Jaguar Ações (p.p. Marco Ferreira Orlandi).

This is a true copy of its original.

André Rizk

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 14, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.